Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX

March 26, 2007

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
Mail Stop 3561

ATTENTION: Anita Karu

Re:	DesignerSportsApparel, Inc. Amendment No. 1 to the Registration Statement on Form SB-2 Filed February 23, 2007 File No. 333-139343

We write on behalf of DesignerSportsApparel, Inc. (the “Company”) in response to Staff's letter of March 23, 2007 by H. Christopher Owings, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form SB-2 (the “Second Amended SB-2").

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Summary, page 5

1.
We note your response to comment 5 in our letter of January 12, 2007. It is unclear why the third paragraph states that there is substantial doubt that you will be able to continue as a going concern beyond February 28, 2007, rather than August 31, 2006. Please advise or revise.

In response to this comment, the Company revised its disclosure to state that there is substantial doubt that it will continue as a going concern beyond August 31, 2006.

Plan of Operations, page 29

2.
In your discussion under “Plan of Operations for marketing” and “Liquidity and capital resources” you mention that your “Principals” will continue to infuse capital into the company by providing short-term demand loans. Please revise to clarify what you mean when you refer to “Principals,” if you are not referring to our sole executive officer.

In response to this comment, the Company revised its disclosure to state “Principal” because it was referring to its sole executive officer. The Company deleted reference to “Principals” because it was confusing.

Very truly yours,

/s/ Ronald Serota
Ronald Serota, Esq.
Corporate Securities Counsel